13 February 2025

RESULTS FOR THE YEAR TO 31 DECEMBER 2024

RELX, the global provider of information-based analytics and decision tools, reports results for 2024.

2024 highlights

➢
Revenue £9,434m (£9,161m), underlying growth +7%
➢
Adjusted operating profit £3,199m (£3,030m), underlying growth +10%
➢
Adjusted EPS 120.1p (114.0p), constant currency growth +9%
➢
Reported operating profit £2,861m (£2,682m)
➢
Reported EPS 103.6p (94.1p)
➢
Proposed full year dividend 63.0p (58.8p) +7%
➢
Net debt/EBITDA 1.8x; adjusted cash flow conversion 97%
➢
Completed five acquisitions for a total consideration of £195m, and seven disposals for £95m
➢
Completed £1,000m share buyback

2025 outlook

➢
We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in 2024. Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.”

“We develop and deploy these tools across the company by leveraging deep customer understanding to combine leading content and data sets with powerful artificial intelligence and other technologies. This has been a key driver of the evolution of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2024 | Results 2

Operating and financial review

Revenue £9,434m (£9,161m); underlying growth +7%: Electronic revenue representing 83% of the total, also grew +7%, with the strong growth in face-to-face activity offsetting the print decline.

Adjusted operating profit £3,199m (£3,030m); underlying growth +10%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth led to an improvement in the group adjusted operating margin to 33.9% (33.1%).

Reported operating profit £2,861m (£2,682m): Reported operating profit includes amortisation of acquired intangible assets of £258m (£280m).

Adjusted profit before tax £2,903m (£2,716m): The adjusted net interest expense was £296m (£314m). The average interest rate on gross debt was 4.4% (4.6%).

Reported profit before tax £2,557m (£2,295m). Reported net interest was £298m (£315m).

Tax: The adjusted tax charge was £652m (£553m). The adjusted effective tax rate was 22.5% (20.4%). The reported tax charge was £613m (£507m).

Adjusted EPS 120.1p (114.0p) +5%; constant currency growth +9%.

Reported EPS 103.6p (94.1p).

Dividend: We are proposing a full year dividend of 63.0p (58.8p), an increase of +7%.

Portfolio development: In 2024 we completed five small acquisitions for a total consideration of £195m, and seven small disposals for a total consideration of £95m.

Net debt/EBITDA 1.8x (2.0x): Net debt at 31 December 2024 was £6,563m (£6,446m). EBITDA was £3,724m (£3,544m). Adjusted cash flow conversion was 97% (98%).

Share buybacks: We deployed £1,000m on share buybacks in 2024. In recognition of our strong financial position and cash flow we intend to deploy a total of £1,500m on share buybacks in 2025, of which £150m has already been completed.

Corporate responsibility and sustainability: We performed well on our corporate responsibility priorities in 2024, on our unique contributions to society, and on our key metrics. Our performance was again recognised by external agencies: RELX achieved a AAA MSCI rating for a ninth consecutive year, ranked second in our sector by Sustainalytics, and was included in the S&P Global Sustainability Yearbook.

RELX 2024 | Results 3

Operating and financial review

RELX FINANCIAL SUMMARY

	Year ended 31 December
Adjusted figures	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
Revenue	9,161	9,434	+3%	+6%	+7%
EBITDA	3,544	3,724
Operating profit	3,030	3,199	+6%	+9%	+10%
Operating margin	33.1%	33.9%
Net interest expense	(314)	(296)
Profit before tax	2,716	2,903
Tax charge	(553)	(652)
Net profit attributable to shareholders	2,156	2,241
Cash flow	2,962	3,101
Cash flow conversion	98%	97%
Return on invested capital	14.0%	14.8%
Earnings per share	114.0p	120.1p	+5%	+9%

Dividend	2023	2024	Change in GBP
Ordinary dividend per share	58.8p	63.0p	+7%

Reported figures	2023 GBPm	2024 GBPm	Change in GBP
Revenue	9,161	9,434	+3%
Operating profit	2,682	2,861	+7%
Profit before tax	2,295	2,557
Net profit attributable to shareholders	1,781	1,934
Net margin	19.4%	20.5%
Net debt	6,446	6,563
Earnings per share	94.1p	103.6p	+10%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2023 full-year average and hedge exchange rates.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2024 | Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
REVENUE
Risk	3,133	3,245	+4%	+7%	+8%
Scientific, Technical & Medical	3,062	3,051	0%	+3%	+4%
Legal	1,851	1,899	+3%	+6%	+7%
Exhibitions	1,115	1,239	+11%	+16%	+11%
Total	9,161	9,434	+3%	+6%	+7%
ADJUSTED OPERATING PROFIT
Risk	1,165	1,228	+5%	+9%	+9%
Scientific, Technical & Medical	1,165	1,172	+1%	+4%	+5%
Legal	393	412	+5%	+8%	+9%
Exhibitions	319	398	+25%	+32%	+31%
Unallocated central costs and other operating items	(12)	(11)
Total	3,030	3,199	+6%	+9%	+10%

Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2023 full-year average and hedge exchange rates.

RELX 2024 | Results 5

Operating and financial review

Risk

	Year ended 31 December
	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
Revenue	3,133	3,245	+4%	+7%	+8%
Adjusted operating profit	1,165	1,228	+5%	+9%	+9%
Adjusted operating margin	37.2%	37.8%

99% of revenue electronic

Strong fundamentals continuing to drive underlying revenue growth.

Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.

Underlying adjusted operating profit growth was +9%, leading to an increase in adjusted operating margin.

Business Services growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with strong new sales.

Insurance growth was driven by the further extension of solution sets across insurance markets, as well as continued positive market factors and new sales.

Specialised Industry Data Services growth was led by Commodity Intelligence, and Government growth continued to be driven by the development and roll-out of analytics and decision tools.

2025 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2024 | Results 6

Operating and financial review

Scientific, Technical & Medical

	Year ended 31 December
	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
Revenue	3,062	3,051	0%	+3%	+4%
Adjusted operating profit	1,165	1,172	+1%	+4%	+5%
Adjusted operating margin	38.0%	38.4%

91% of revenue electronic

Development of analytics continuing to drive underlying revenue growth.

Underlying revenue growth was +4%. Good growth continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue, and remaining print shrinking at a faster pace than historical averages.

Underlying adjusted operating profit growth was +5%, resulting in an increase in adjusted operating margin.

Databases, Tools & Electronic Reference growth continued to be driven by higher value-add analytics and decision tools.

Primary Research growth continued to be driven by volume growth, with article submissions growing very strongly across the portfolio, particularly in pay-to-publish.

2025 outlook: We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2024 | Results 7

Operating and financial review

Legal

	Year ended 31 December
	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
Revenue	1,851	1,899	+3%	+6%	+7%
Adjusted operating profit	393	412	+5%	+8%	+9%
Adjusted operating margin	21.2%	21.7%

91% of revenue electronic

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth improved to +7%. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Underlying adjusted operating profit growth was +9%, as we continue to manage underlying cost growth below underlying revenue growth, leading to a further improvement in adjusted operating margin.

Lexis+, our integrated platform leveraging extractive AI, continued to perform well. Lexis+ AI, additionally leveraging generative AI, continued its successful roll-out in the US and launched in international markets. Protégé, our recently launched next generation generative AI legal assistant, has been positively received by customers.

Government & Academic and News & Business growth continued to be driven by the further extension of analytics and decision tools.

Renewals and new sales remain strong across all key segments.

2025 outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2024 | Results 8

Operating and financial review

Exhibitions

	Year ended 31 December
	2023 GBPm	2024 GBPm	Change in GBP	Constant currency growth	Underlying growth
Revenue	1,115	1,239	+11%	+16%	+11%
Adjusted operating profit	319	398	+25%	+32%	+31%
Adjusted operating margin	28.6%	32.1%

7% of revenue electronic

Strong underlying revenue growth and profitability improvement.

Underlying revenue growth was +11%, reflecting the improved growth profile of our event portfolio and a favourable first half comparison to the prior year.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of a growing range of digital tools for the customers of our face-to-face events.

The improvement in profitability reflects the structurally lower cost base of the streamlined event portfolio.

2025 outlook: We expect strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

RELX 2024 | Results 9

Operating and financial review

Revenue

Group underlying revenue growth was 7% with all four market segments contributing to underlying growth. The underlying growth rate reflects growth in electronic revenue of 7% with strong growth in face-to-face revenues offsetting the print decline. Risk continued to deliver strong growth, STM maintained its improved growth, Legal growth continued to improve and Exhibitions saw strong growth.

At group level, the impact on revenue of disposals more than offset that of acquisitions and the benefit of exhibition cycling effects, giving total revenue growth at constant currency of 6%. The impact of currency movements was to decrease revenue by 3%. Total revenue, including the effects of acquisitions, disposals, exhibition cycling and currency movements, was £9,434m (2023: £9,161m), up 3%.

Profit

Group underlying growth in adjusted operating profit was 10%, with growth in each of Risk, STM and Legal ahead of revenue growth, and the improvement in profitability in Exhibitions, well ahead of revenue growth, reflecting the lower cost structure.

Acquisitions and disposals combined decreased adjusted operating profit growth, giving growth at constant currency of 9%. Currency effects decreased adjusted operating profit by 3%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £3,199m (2023: £3,030m), up 6%.

Operating costs on an underlying basis grew 6%, reflecting investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the group to improve cost-efficiency. Total adjusted operating costs, including the impact of acquisitions, disposals and currency effects, were up 2%.

The overall adjusted operating margin was 33.9% (2023: 33.1%). On an underlying basis, including cycling effects, the margin improved by 0.8 percentage points, while portfolio changes improved margins by 0.1 percentage points and currency movements decreased margins by 0.1 percentage points. EBITDA margin also improved, by 0.8 percentage points, to 39.5%.

Reported operating profit was £2,861m (2023: £2,682m) up 7%, primarily reflecting the increase in adjusted operating profit and a lower amortisation charge in respect of acquired intangible assets.

Adjusted net interest expense was £296m (2023: £314m). In 2023, the adjusted interest expense included a charge of £26m in respect of the early redemption of bonds.

Adjusted profit before tax was £2,903m (2023: £2,716m), up 7%. Reported profit before tax was £2,557m (2023: £2,295m) up 11%, reflecting the improvement in reported operating profit, the lower interest expense, and the prior year including an impairment charge for some assets held for sale.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, was £258m (2023: £280m).

Acquisition and disposal related costs were £69m (2023: £56m), slightly higher than the prior year due to restructuring costs incurred following the disposal of some of our assets.

RELX 2024 | Results 10

Operating and financial review

The adjusted tax charge was £652m (2023: £553m). The adjusted effective tax rate was 22.5% (2023: 20.4%), with the prior year benefitting from non-recurring tax credits arising from the resolution of certain historical tax matters. The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

Adjusted operating profit from joint ventures and associates is grossed up for our equity share of interest and taxation.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £613m (2023: £507m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to shareholders was £2,241m (2023: £2,156m), up 4%. Adjusted earnings per share was up 9% at constant currency, and after changes in exchange rates was up 5% at 120.1p (2023: 114.0p).

The reported net profit attributable to shareholders was £1,934m (2023: £1,781m) up 9%. Reported earnings per share was 103.6p (2023: 94.1p) up 10%.

Cash flows

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Conversion of adjusted operating profit into cash
Adjusted operating profit	3,030	3,199
Depreciation and amortisation	514	525
EBITDA	3,544	3,724
Capital expenditure	(477)	(484)
Repayment of lease principal (net)*	(70)	(61)
Working capital and other items	(35)	(78)
Adjusted cash flow	2,962	3,101
Adjusted cash flow conversion	98%	97%

*Net of sublease receipts.

Adjusted cash flow was £3,101m (2023: £2,962m), up 5% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 97% (2023: 98%).

Capital expenditure was £484m (2023: £477m), including £464m (2023: £447m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.1% of revenue (2023: 5.2%) and excludes pre-publication costs of £92m (2023: £93m) that were capitalised as current assets and principal lease repayments of £61m (2023: £70m). Depreciation and other amortisation charged within adjusted operating profit was £525m (2023: £514m) and represented 5.6% of revenue (2023: 5.6%). This includes amortisation of internally developed intangible assets of £364m (2023: £330m) and depreciation of property, plant and equipment of £34m (2023: £43m) which combined represent 4.2% (2023: 4.1%) of revenue.

RELX 2024 | Results 11

Operating and financial review

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Free cash flow
Adjusted cash flow	2,962	3,101
Interest paid (net)	(294)	(251)
Cash tax paid*	(619)	(662)
Exceptional costs in Exhibitions	(5)	-
Acquisition and disposal related items	(56)	(62)
Free cash flow before dividends	1,988	2,126
Ordinary dividends	(1,059)	(1,121)
Free cash flow post dividends	929	1,005

* Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

Interest paid (net) was £251m (2023: £294m), decreasing mainly as a result of the lower interest expense and timing of payments. Tax paid of £662m (2023: £619m) was higher than the income statement charge, with the difference reflecting timing of tax payments.

Payments made in respect of acquisition and disposal related items amounted to £62m (2023: £56m).

Free cash flow before dividends was £2,126m (2023: £1,988m). Ordinary dividends paid to shareholders in the year, being the 2023 final dividend and 2024 interim dividend, amounted to £1,121m (2023: £1,059m). Free cash flow after dividends was £1,005m (2023: £929m).

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Reconciliation of net debt
Net debt at 1 January	(6,604)	(6,446)
Free cash flow post dividends	929	1,005
Acquisitions: total consideration	(130)	(195)
Disposals: total consideration	-	95
Share repurchases	(800)	(1,000)
Purchase of shares by the Employee Benefit Trust	(50)	(75)
Other*	25	7
Currency translation	184	46
Movement in net debt	158	(117)
Net debt at 31 December	(6,446)	(6,563)

* Includes pension deficit recovery payments, share option exercise proceeds, leases, disposal and acquisition timing effects.

Total consideration on acquisitions completed in the year was £195m (2023: £130m). Cash spent on acquisitions was £175m (2023: £132m), including deferred consideration of £5m (2023: £16m) on past acquisitions and investments in joint ventures and associates and venture capital investments of £4m (2023: £8m). Total consideration from disposals completed in the year was £95m (2023: nil). Net cash inflow from disposals after separation and transaction costs was £46m (2023: £12m).

Share repurchases in 2024 were £1,000m (2023: £800m) with a further £150m repurchased in 2025 as at 12 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £75m (2023: £50m). Proceeds from the exercise of share options were £47m (2023: £41m).

RELX 2024 | Results 12

Operating and financial review

Debt

Net debt at 31 December 2024 was £6,563m, an increase of £117m since 31 December 2023. Excluding currency translation effects, net debt increased by £163m. Expressed in US dollars, net debt at 31 December 2024 was $8,204m, a decrease of $47m since 31 December 2023.

Gross debt of £6,544m (2023: £6,497m) is comprised of bank and bond borrowings of £6,441m (2023: £6,356m) and lease liabilities of £103m (2023: £141m). The fair value of related derivative liabilities was £140m (2023: £108m), finance lease receivables totalled £2m (2023: £4m) and cash and cash equivalents totalled £119m (2023: £155m). In aggregate, these give the net debt figure of £6,563m (2023: £6,446m).

The effective interest rate on gross bank and bond borrowings was 4.4% in 2024 (2023: 4.6%). As at 31 December 2024, gross bank and bond borrowings had a weighted average life remaining of 4.1 years and a total of 56% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.8x (2023: 2.0x), calculated in US dollars.

At 31 December 2024, there was a net positive pension accounting balance (pension assets less pension obligations) of £21m, compared to a net negative position of £63m as at 31 December 2023 as liabilities have reduced due to an increase in discount rates.

Liquidity

In March 2024, €850m of euro denominated term debt was issued with a coupon of 3.375% and a maturity of nine years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3bn committed bank facility which provides security of funding for short-term debt, and which remains undrawn. In March 2024 the maturity date of the facility was extended to April 2027. The facility has pricing linked to three Corporate Responsibility performance targets, all of which were achieved in 2024.

Invested capital and returns

The post-tax return on average invested capital in the year was 14.8% (2023: 14.0%). The increase was driven by growth in adjusted operating profit, and lower average invested capital when retranslated at the average exchange rates for the year.

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Adjusted operating profit	3,030	3,199
Tax at adjusted effective rate	(618)	(720)
Adjusted effective tax rate	20.4%	22.5%
Adjusted operating profit after tax	2,412	2,479
Average invested capital*	17,184	16,743
Return on invested capital	14.0%	14.8%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax.

RELX 2024 | Results 13

Operating and financial review

Dividends and share repurchases

The final dividend proposed by the Board is 44.8p per share. This gives total dividends for the year of 63.0p (2023: 58.8p), 7% higher than the prior year.

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividend each year.

During 2024, a total of 28.9m RELX PLC shares were repurchased at an average price of 3,461p. Total consideration for these repurchases was £1,000m. A further 2.2m (2023: 2.0m) shares were purchased by the Employee Benefit Trust. As at 31 December 2024, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,855.9m. A further 3.8m shares have been repurchased in 2025 as at 12 February.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Definitions of alternative performance measures can be found on page 30.

Corporate responsibility

We progressed our unique contributions to society in a number of ways, including by increasing the amount of content on the free RELX SDG Resource Centre by 20% in the year. This encompassed 14 special issues – curated articles, book chapters and other content on key topics; among them was an artificial intelligence collection to coincide with the 2024 RELX SDG Inspiration Day, In the Age of AI, a virtual programme featuring 8th UN Secretary General Ban Ki-Moon and founder of The Futurewise Institute, Dr. Mark van Rijmenam among other speakers.

The CFO chairs our Environmental Checkpoint group which met regularly in 2024 to advance key metrics including Scope 1 and 2 carbon emissions. We maintained 100% of electricity from renewable sources, green tariffs, and certified renewable energy certificates. As we progress net zero plans, our total Scope 1 and Scope 2 (location-based) emissions were 32,692 tCO2e (40,933 tCO2e in 2023), continuing a downward trend. We increased the number of suppliers who are signatories to our Supplier Code of Conduct by 13.8% and our employees volunteered 16,149 days in company time.

Refer to page 33 for further information on 2024 key corporate responsibility data.

RELX 2024 | Results 15

Principal risks

PRINCIPAL RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect the Group for the financial year as summarised below.

●	Data Privacy – In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations and expose us to risk of loss, fines and penalties, litigation and increased regulation.
●	Intellectual property rights – Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed or circumvented, including by AI technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.
●	Geopolitical, economic and market conditions – Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.
●	Evolution of primary research publishing – Our Scientific, Technical & Medical (STM) primary research content publishing business operates under two payment models: ‘pay-to-read’, where readers or their institutions, as users of the content pay, and authors publish for free, or ‘pay-to-publish’, where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant and growing portion of the volume of primary research that we publish. Rapid changes in customer choice, regulation or technologies in this area could impact the revenue mix and growth in our primary research publishing business. Maintaining research integrity requires us to manage risks around fraud in research papers in the context of evolving technologies.
●	Customer acceptance of our products – Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value add information-based analytics and decision tools.

RELX 2024 | Results 16

Principal risks

●	Acquisitions – We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.
●	Cybersecurity – Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware and phishing and other social engineering attacks on us or our third-party service providers.

Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

●	Face-to-face events – Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.
●	Supply chain dependencies – Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

●	Technology and business resilience – Our businesses are dependent on electronic platforms and networks, including our own and third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption.
●	Talent – The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

RELX 2024 | Results 17

Principal risks

●	Tax – Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.
●	Treasury – The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the Euro and the Yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

●	Pensions – We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.
●	Ethics – As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

RELX 2024 | Results 18

Condensed consolidated financial information

Condensed consolidated income statement

		Year ended 31 December
		2023	2024
	Note	GBPm	GBPm
Revenue	2	9,161	9,434
Cost of sales		(3,216)	(3,300)
Gross profit		5,945	6,134
Selling and distribution costs		(1,459)	(1,470)
Administration and other expenses		(1,850)	(1,846)
Share of results of joint ventures and associates		46	43
Operating profit		2,682	2,861
Finance income		8	6
Finance costs		(323)	(304)
Net finance costs		(315)	(298)
Disposals and other non-operating items		(72)	(6)
Profit before tax		2,295	2,557
Current tax		(575)	(607)
Deferred tax		68	(6)
Tax expense		(507)	(613)
Net profit for the period		1,788	1,944
Attributable to:
Shareholders		1,781	1,934
Non-controlling interests		7	10
Net profit for the period		1,788	1,944

		Year ended 31 December
Earnings per share		2023	2024
Basic earnings per share	3	94.1p	103.6p
Diluted earnings per share	3	93.6p	103.1p

Summary financial information is presented in US dollars and euros on pages 31 and 32 respectively.

RELX 2024 | Results 19

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

		Year ended 31 December
		2023	2024
	Note	GBPm	GBPm
Net profit for the year		1,788	1,944
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension schemes	6	(75)	43
Tax on items that will not be reclassified to profit or loss		19	(11)
Total items that will not be reclassified to profit or loss		(56)	32
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(285)	175
Fair value movements on cash flow hedges		29	11
Transfer to profit from cash flow hedge reserve		18	(20)
Tax on items that may be reclassified to profit or loss		(12)	3
Total items that may be reclassified to profit or loss		(250)	169
Other comprehensive (loss)/income for the year		(306)	201
Total comprehensive income for the year		1,482	2,145
Attributable to:
Shareholders		1,475	2,135
Non-controlling interests		7	10
Total comprehensive income for the year		1,482	2,145

RELX 2024 | Results 20

Condensed consolidated financial information

Condensed consolidated statement of cash flows

		Year ended 31 December
		2023	2024
	Note	GBPm	GBPm
Cash flows from operating activities
Cash generated from operations	5	3,370	3,521
Interest paid (including lease interest)		(303)	(257)
Interest received		9	6
Tax paid (net)		(619)	(662)
Net cash from operating activities		2,457	2,608
Cash flows from investing activities
Acquisitions		(124)	(170)
Purchases of property, plant and equipment		(30)	(20)
Expenditure on internally developed intangible assets		(447)	(464)
Purchase of investments		(8)	(4)
Proceeds from disposals of property, plant and equipment		7	-
Gross proceeds from business disposals and sale of investments		21	74
Payments on business disposals		(9)	(28)
Dividends received from joint ventures and associates		21	37
Net cash used in investing activities		(569)	(575)
Cash flows from financing activities
Dividends paid to shareholders		(1,059)	(1,121)
Distributions to non-controlling interests		(7)	(9)
Increase in short-term bank loans, overdrafts and commercial paper		84	461
Issuance of term debt		651	711
Repayment of term debt		(847)	(1,017)
Repayment of leases		(72)	(63)
Receipts in respect of subleases		2	2
Acquisition of non-controlling interest		-	(1)
Repurchase of ordinary shares		(800)	(1,000)
Purchase of shares by Employee Benefit Trust		(50)	(75)
Proceeds on issue of ordinary shares		41	47
Net cash used in financing activities		(2,057)	(2,065)

Decrease in cash and cash equivalents	5	(169)	(32)
Movement in cash and cash equivalents
At start of year		334	155
Decrease in cash and cash equivalents		(169)	(32)
Exchange translation differences		(10)	(4)
At end of year		155	119

RELX 2024 | Results 21

Condensed consolidated financial information

Condensed consolidated statement of financial position

		As at 31 December
		2023	2024
	Note	GBPm	GBPm
Non-current assets
Goodwill		8,023	8,216
Intangible assets		3,238	3,164
Investments in joint ventures and associates		178	169
Other investments		97	92
Property, plant and equipment		99	82
Right-of-use assets		113	89
Other receivables		1	16
Deferred tax assets		128	84
Net pension assets	6	119	186
Derivative financial instruments		47	39
		12,043	12,137
Current assets
Inventories and pre-publication costs		318	331
Trade and other receivables		2,323	2,511
Derivative financial instruments		34	35
Cash and cash equivalents		155	119
		2,830	2,996
Assets held for sale		44	-
		2,874	2,996
Total assets		14,917	15,133
Current liabilities
Trade and other payables		3,971	4,122
Derivative financial instruments		16	59
Debt	5	1,313	1,412
Taxation		163	119
Provisions		13	6
		5,476	5,718
Liabilities associated with assets held for sale		14	-
		5,490	5,718
Non-current liabilities
Derivative financial instruments		131	126
Debt	5	5,184	5,132
Deferred tax liabilities		473	473
Net pension obligations	6	182	165
Other payables		11	13
Provisions		7	2
		5,988	5,911
Total liabilities		11,478	11,629
Net assets		3,439	3,504
Capital and reserves
Share capital	7	275	272
Share premium		1,558	1,605
Shares held in treasury	7	(553)	(722)
Translation reserve		392	567
Other reserves		1,788	1,759
Shareholders’ equity		3,460	3,481
Non-controlling interests		(21)	23
Total equity		3,439	3,504

Approved by the Board of RELX PLC, on 12 February 2025.

RELX 2024 | Results 22

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

				Shares				Non-
		Share	Share	held in	Translation	Other	Shareholders’	controlling	Total
		capital	premium	treasury	reserve	reserves	equity	interests	equity
	Note	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
Balance at 1 January 2023		279	1,517	(414)	677	1,717	3,776	(22)	3,754
Total comprehensive income for the year		-	-	-	(285)	1,760	1,475	7	1,482
Dividends paid	4	-	-	-	-	(1,059)	(1,059)	(7)	(1,066)
Issue of ordinary shares, net of expenses		-	41	-	-	-	41	-	41
Repurchase of ordinary shares		-	-	(800)	-	-	(800)	-	(800)
Purchase of shares by the employee benefit trust		-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares		(4)	-	677	-	(673)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	77	77	-	77
Settlement of share awards		-	-	34	-	(34)	-	-	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	1	1
Balance at 1 January 2024		275	1,558	(553)	392	1,788	3,460	(21)	3,439
Total comprehensive income for the year		-	-	-	175	1,960	2,135	10	2,145
Dividends paid	4	-	-	-	-	(1,121)	(1,121)	(9)	(1,130)
Issue of ordinary shares, net of expenses		-	47	-	-	-	47	-	47
Repurchase of ordinary shares		-	-	(1,000)	-	-	(1,000)	-	(1,000)
Purchase of shares by the employee benefit trust		-	-	(75)	-	-	(75)	-	(75)
Cancellation of shares		(3)	-	853	-	(850)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	53	-	(53)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(44)	(44)	43	(1)
Balance at 31 December 2024		272	1,605	(722)	567	1,759	3,481	23	3,504

RELX 2024 | Results 23

Notes to the condensed consolidated financial information

1Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX 2024 Annual Report for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 140 to 186 of the RELX 2023 Annual Report. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2024. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2026.

In preparing the group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the environmental impact of the group’s operations, and the use of the group’s products, is relatively low, no issues were identified that would impact the carrying values of such assets or have any other impact on the financial statements.

The consolidated financial statements are presented in pound sterling. Unless otherwise stated, all amounts in the financial statements are in millions of pounds. Differences in subtotals in the financial statements may arise due to rounding adjustments applied during calculations. The symbols GBP and £ used throughout the financial statements relate to pound sterling. Summary consolidated financial information presented on pages 198 and 199 shows a simple translation of the Group’s consolidated financial statements into US dollars and euros respectively and do not form part of these financial statements.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2024 have had a significant impact on the RELX accounting policies or reporting in the current year.

RELX 2024 | Results 24

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX operates in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining high-quality scientific and medical information and trusted data sets with leading technology to deliver analytical tools that facilitate insights and critical decision-making; Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics; and Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Market Segment
Risk	3,133	3,245
Scientific, Technical & Medical	3,062	3,051
Legal	1,851	1,899
Exhibitions	1,115	1,239
Total	9,161	9,434
Geographic Market
North America	5,386	5,495
Europe	1,908	2,025
Rest of world	1,867	1,914
Total	9,161	9,434

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Analysis of Revenue by Type
Subscriptions	4,976	5,025
Transactional	4,185	4,409
Total	9,161	9,434

RELX 2024 | Results 25

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Market Segment
Risk	1,165	1,228
Scientific, Technical & Medical	1,165	1,172
Legal	393	412
Exhibitions	319	398
Subtotal	3,042	3,210
Unallocated central costs and other operating items	(12)	(11)
Total	3,030	3,199

The share of post-tax results of joint ventures and associates was £43m (2023: £46m). This comprised of profit/(loss) relating to Risk of nil (2023: £(1)m), Legal £7m (2023: £10m) and Exhibitions £36m (2023: £37m).

Reconciliation of operating profit to adjusted operating profit

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Operating profit	2,682	2,861
Adjustments:
Amortisation of acquired intangible assets	280	258
Acquisition and disposal related items	56	69
Reclassification of tax in joint ventures and associates	12	12
Reclassification of finance income in joint ventures and associates	-	(1)
Adjusted operating profit	3,030	3,199

In 2024, restructuring costs were incurred due to the disposal of some of our assets. These costs are included within acquisition and disposal related items and are excluded from adjusted operating profit. In the prior year there were no such costs.

Depreciation and amortisation

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Amortisation of acquired intangible assets	279	258
Share of joint ventures and associates’ amortisation of acquired intangible assets	1	-
Amortisation of acquired intangible assets including joint ventures and associates’ share	280	258
Amortisation of internally developed intangible assets	330	364
Depreciation of property, plant and equipment	43	34
Depreciation of right-of-use assets	65	50
Pre-publication amortisation	76	77
Total depreciation and other amortisation	514	525
Total depreciation and amortisation (including amortisation of acquired intangible assets)	794	783

RELX 2024 | Results 26

Notes to the condensed consolidated financial information

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

	Year ended 31 December
	2023			2024
		Weighted			Weighted
	Net profit	average		Net profit	average
	attributable to	number		attributable to	number
	shareholders	of shares	EPS	shareholders	of shares	EPS
	GBPm	(millions)	(pence)	GBPm	(millions)	(pence)
Basic earnings per share	1,781	1,891.8	94.1	1,934	1,865.9	103.6p
Diluted earnings per share	1,781	1,902.8	93.6	1,934	1,876.7	103.1p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2024, in amounts per ordinary share, comprise: a final dividend for 2023 of 41.8p (2023: final dividend for 2022 of 38.9p) and an interim dividend for 2024 of 18.2p (2023: 17.0p), giving a total of 60.0p (2023: 55.9p).

The Directors of RELX PLC have proposed a final dividend for 2024 of 44.8p per ordinary share (2023: 41.8p), giving a total for the financial year of 63.0p per ordinary share (2023: 58.8p). The total cost of funding the proposed final dividend is expected to be £831m, for which no liability has been recognised at the statement of financial position date. The final dividend is subject to shareholder approval at the Company’s 2025 AGM. The final dividend if approved will be paid on 19 June 2025, with an ex-dividend date of 8 May 2025 and a record date of 9 May 2025. The Euro equivalent of the final dividend will be announced on 3 June 2025.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in pounds sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in pounds sterling. The closing date for dividend currency elections is 27 May 2025.

Dividend Reinvestment Plans for shares trading on London Stock Exchange and Euronext Amsterdam are available, which enable shareholders to elect to have their cash dividend payments used to purchase RELX PLC shares. Information can be found at www.relx.com

RELX 2024 | Results 27

Notes to the condensed consolidated financial information

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Operating profit	2,682	2,861
Share of results of joint ventures and associates	(46)	(43)
Amortisation of acquired intangible assets	279	258
Amortisation of internally developed intangible assets	330	364
Amortisation of pre-publication costs	76	77
Depreciation of property, plant and equipment	43	34
Depreciation of right-of-use assets	65	50
Share based remuneration	56	66
Total non-cash items	849	849
Increase in working capital	(115)	(146)
Cash generated from operations	3,370	3,521

Reconciliation of net debt

	Year ended 31 December
				Related
		Cash and		derivative	Finance
		cash		financial	lease
	2023	equivalents	Debt	instruments	receivable	2024
	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
At start of year	(6,604)	155	(6,497)	(108)	4	(6,446)

Decrease in cash and cash equivalents	(169)	(32)	-	-	-	(32)
Increase in short-term bank loans, overdrafts and commercial paper	(84)	-	(461)	-	-	(461)
Issuance of term debt	(651)	-	(711)	-	-	(711)
Repayment of term debt	847	-	1,017	-	-	1,017
Repayment of leases	70	-	63	-	(2)	61
Change in net debt resulting from cash flows	13	(32)	(92)	-	(2)	(126)
Borrowings in disposed businesses	1	-	8	-	-	8
Remeasurement and derecognition of leases	-	-	(4)	-	-	(4)
Inception of leases	(37)	-	(32)	-	-	(32)
Fair value and other adjustments to debt and related derivatives	(3)	-	19	(28)	-	(9)
Exchange translation differences	184	(4)	54	(4)	-	46
At 31 December 2024	(6,446)	119	(6,544)	(140)	2	(6,563)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2024 | Results 28

Notes to the condensed consolidated financial information

5 Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

	Year ended 31 December
		Debt
		(excluding	Lease
	2023	leases)	liabilities	2024
	GBPm	GBPm	GBPm	GBPm
Within 1 year	1,313	1,374	38	1,412
Within 1 to 2 years	639	619	13	632
Within 2 to 3 years	665	412	12	424
Within 3 to 4 years	449	658	12	670
Within 4 to 5 years	698	753	9	762
After 5 years	2,733	2,625	19	2,644
After 1 year	5,184	5,067	65	5,132
Total	6,497	6,441	103	6,544

The total fair value of gross debt (excluding leases) as at 31 December 2024 was £6,382m (31 December 2023: £6,308m)

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2024 by a $3.0bn (£2.4bn) committed bank facility maturing in 2027. The committed bank facility was undrawn.

In March 2024, €850m of euro denominated term debt was issued with a coupon of 3.375% and a maturity of nine years.

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the year were as follows:

	Year ended 31 December
	2023	2024
	GBPm	GBPm
At start of period	(55)	(63)
Service cost	(5)	(4)
Net interest on net defined benefit balance	(1)	(1)
Contributions by employer	73	48
Actuarial (losses)/gains	(56)	25
Exchange translation differences	-	(2)
Decrease/(increase) in impact of asset recognition ceiling	(19)	18
At end of period	(63)	21

The net pension balance comprises:

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Fair value of scheme assets	3,771	3,544
Defined benefit obligations of funded schemes	(3,626)	(3,348)
Net balance of funded schemes	145	196
Defined benefit obligations of unfunded schemes	(180)	(165)
Asset ceiling	(28)	(10)
Overall net pension balance	(63)	21

RELX 2024 | Results 29

Notes to the condensed consolidated financial information

6Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Net pension assets recognised	119	186
Net pension obligations	(182)	(165)
Overall net pension balance	(63)	21

7Share capital

	Year ended 31 December
	2023			2024
	Shares in			Shares in
	issue net of			issue net of
	treasury	Shares in	Treasury	treasury
	shares	issue	shares	shares
	(millions)	(millions)	(millions)	(millions)
Number of ordinary shares
At start of year	1,909.5	1,906.9	(25.4)	1,881.5
Issue of ordinary shares	3.0	2.9	-	2.9
Repurchase of ordinary shares	(30.9)	-	(28.9)	(28.9)
Net purchase of shares by the Employee Benefit Trust	(0.1)	-	0.4	0.4
Cancellation of ordinary shares	-	(29.0)	29.0	-
At end of year	1,881.5	1,880.8	(24.9)	1,855.9

8Related party transactions

There have been no material related party transactions in the year ended 31 December 2024.

9 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

			Statement of
	Income statement		financial position
			31 December	31 December
	2023	2024	2023	2024
Euro to sterling	1.15	1.18	1.15	1.21
US dollar to sterling	1.24	1.28	1.28	1.25

RELX 2024 | Results 30

Reconciliation of alternative performance measures

Please see page 13 for further information on alternative performance measures used. Alternative performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2023	2024
	GBPm	GBPm
Operating profit	2,682	2,861
Adjustments:
Amortisation of acquired intangible assets	280	258
Acquisition and disposal related items¹	56	69
Reclassification of tax in joint ventures and associates	12	12
Reclassification of net finance income in joint ventures and associates	-	(1)
Adjusted operating profit	3,030	3,199
Profit before tax	2,295	2,557
Adjustments:
Amortisation of acquired intangible assets	280	258
Acquisition and disposal related items¹	56	69
Reclassification of tax in joint ventures and associates	12	12
Net interest on net defined benefit pension obligation	1	1
Net loss on disposals and other non‑operating items	72	6
Adjusted profit before tax	2,716	2,903
Tax charge	(507)	(613)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets²	32	32
Other deferred tax credits from intangible assets³	(61)	(56)
Tax on acquisition and disposal related items¹	(8)	(14)
Reclassification of tax in joint ventures and associates	(12)	(12)
Tax on loss on disposals and other non-operating items	3	11
Adjusted tax charge	(553)	(652)
Net profit attributable to shareholders	1,781	1,934
Adjustments (post-tax):
Amortisation of acquired intangible assets	312	290
Other deferred tax credits from intangible assets³	(61)	(56)
Acquisition and disposal related items¹	48	55
Net interest on net defined benefit pension obligation	1	1
Loss on disposals and other non-operating items	75	17
Adjusted net profit attributable to shareholders	2,156	2,241
Cash generated from operations	3,370	3,521
Adjustments:
Dividends received from joint ventures and associates	21	37
Purchases of property, plant and equipment	(30)	(20)
Proceeds from disposals of property, plant and equipment	7	-
Expenditure on internally developed intangible assets	(447)	(464)
Payments in relation to acquisition and disposal related items	56	62
Pension recovery payment	50	26
Repayment of lease principal	(72)	(63)
Sublease payments received	2	2
Exceptional costs in Exhibitions	5	-
Adjusted cash flow	2,962	3,101
1

In 2024, restructuring costs were incurred due to the disposal of some of our assets. These costs are included within acquisition and disposal related items and are excluded from adjusted operating profit. In the prior year there were no such costs.

2

The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

3Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2024 | Results 31

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 9 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2023	2024
	USDm	USDm
Revenue	11,360	12,076
Operating profit	3,326	3,662
Profit before tax	2,846	3,273
Net profit attributable to shareholders	2,208	2,476
EBITDA	4,395	4,767
Adjusted operating profit	3,757	4,095
Adjusted profit before tax	3,368	3,716
Adjusted net profit attributable to shareholders	2,673	2,868
Adjusted earnings per American Depositary Share (ADS)	$1.413	$1.537
Basic earnings per ADS	$1.167	$1.327

Condensed consolidated statement of cash flows

	Year ended 31 December
	2023	2024
	USDm	USDm
Net cash from operating activities	3,047	3,338
Net cash used in investing activities	(706)	(736)
Net cash used in financing activities	(2,551)	(2,643)
Decrease in cash and cash equivalents	(210)	(41)
Adjusted cash flow	3,673	3,969

Condensed consolidated statement of financial position

	Year ended 31 December
	2023	2024
	USDm	USDm
Non-current assets	15,415	15,171
Current assets	3,622	3,745
Assets held for sale	56	-
Total assets	19,093	18,916
Current liabilities	7,009	7,148
Liabilities associated with assets held for sale	18	-
Non-current liabilities	7,665	7,389
Total liabilities	14,692	14,537
Net assets	4,401	4,379

RELX 2024 | Results 32

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 9 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2023	2024
	EURm	EURm
Revenue	10,535	11,132
Operating profit	3,084	3,376
Profit before tax	2,639	3,017
Net profit attributable to shareholders	2,048	2,282
EBITDA	4,076	4,394
Adjusted operating profit	3,485	3,775
Adjusted profit before tax	3,123	3,426
Adjusted net profit attributable to shareholders	2,479	2,644
Adjusted earnings per share	€1.310	€1.417
Basic earnings per share	€1.083	€1.223

Condensed consolidated statement of cash flows

	Year ended 31 December
	2023	2024
	EURm	EURm
Net cash from operating activities	2,826	3,077
Net cash used in investing activities	(654)	(679)
Net cash used in financing activities	(2,366)	(2,437)
Decrease in cash and cash equivalents	(194)	(39)
Adjusted cash flow	3,406	3,659

Condensed consolidated statement of financial position

	Year ended 31 December
	2023	2024
	EURm	EURm
Non-current assets	13,849	14,686
Current assets	3,255	3,625
Assets held for sale	51	-
Total assets	17,155	18,311
Current liabilities	6,297	6,919
Liabilities associated with assets held for sale	16	-
Non-current liabilities	6,886	7,152
Total liabilities	13,199	14,071
Net assets	3,956	4,240

RELX 2024 | Results 33

2024 Key Corporate Responsibility Data

	2020	2021	2022	2023	2024

Revenue (GBPm)	7,110	7,244	8,553	9,161	9,434

People
Number of full-time equivalent employees (year-end)	33,200	33,500	35,700	36,500	36,400
Percentage of women employees (%)^	50	50	50	51	51
Percentage of women managers (%)^	42	44	44	45	46
Percentage of women senior leaders (%)[1]^	28	30	31	31	32
Percentage of ethnic minority US/UK managers (%)^	17	19	19	20	21
Percentage of ethnic minority US/UK senior leaders (%)[1]^	9	10	12	15	17

Community[2]
Total cash and in-kind donations (products, services and time (GBPm))^	9	10	12	12	12
Market value of cash and in-kind donations (GBPm)^	18	21	23	23	23
Percentage of staff volunteering (%)[3]^	26	32	36	36	37
Total number of days volunteered in company time^	6,821	10,362	12,830	16,529	16,149

Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.11	0.07	0.17	0.30	0.15
Frequency rate (cases per 200,000 hours worked)^	0.01	0.01	0.02	0.03	0.02
Severity rate (lost days per 200,000 hours worked)^	0.07	0.02	0.36	0.41	0.25
Number of lost time incidents (>1 day)^	3	2	5	9	5

Socially Responsible Suppliers (SRS)
Number of key suppliers on SRS database[5]^	412	359	724	796	914
Number of independent external audits[6]^	99	111	119	125	137
Number of signatories to the Supplier Code of Conduct^	3,457	3,670	4,467	5,322	6,056

Environment[8]
Total energy (MWh)^	142,098	125,095	117,997	110,750	89,745
Renewable electricity purchased (MWh)[9]^	120,710	105,793	98,013	92,621	77,412
Percentage of electricity from renewable sources (%)[9]^	100	100	100	100	100
Waste sent to landfill (t)[10]^	210	150	73	45	44
Percentage of waste diverted from landfill (%)[10]^	91	93	97	97	97
Water usage (m3)^	226,509	183,575	156,734	142,374	134,716

Climate change (tCO2e)⁸
Scope 1 (direct) emissions^	5,217	5,644	5,211	4,317	2,703
Scope 2 (location-based) emissions^	53,740	44,051	37,270	36,616	29,989
Scope 2 (market-based) emissions^	11,384	8,321	8,952	8,598	6,971
Scope 3 (flights) Cirium's EmeraldSky flight emissions methodology¹¹^	8,961	3,402	15,879	16,999	19,172
Scope 1 + Scope 2 (location-based) emissions^	58,957	49,695	42,481	40,933	32,692
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	67,918	53,097	58,360	57,932	51,864
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	25,562	17,367	30,042	29,914	28,846

Paper
Production paper (t)^	36,259	40,910	28,466	22,561	18,949
Sustainable content (%)[12]^	92	98	99	100	100

SDG Resource Centre
Unique users^	89,902	133,832	155,082	220,815	303,837
New content items^	717	970	658	822	973

1	We define senior leaders as colleagues with a management grade of 17 and above.
2	Reporting period for Community metrics covers 12 months from December 2023 to November 2024.

RELX 2024 | Results 34

2024 Key Corporate Responsibility Data

3

All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using volunteering hours, as well as those who participated in other Company-sponsored volunteer activities.

4	Accident reporting covers 94% of employees.
5	Key suppliers on the SRS list changes year on year based on our business needs and changes in country risk designations.

6 RELX utilises a third-party audit platform, which allows sharing of supplier audits across the platform.

7	Signatories to the RELX Supplier Code of Conduct include suppliers who have signed the Supplier Code and suppliers with an equivalent code.
8	Climate change and environmental data (carbon, energy, water, waste) covers the calendar year.
9

We purchase renewable electricity on green tariffs at locations in the UK and Europe. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of any non-renewable electricity consumed outside of the US; we do not apply any market-based emissions factors on this portion of non-US electricity consumption.

10	Waste sent to/ diverted from landfill from reporting locations excluding estimates. In the year, the coverage of waste reporting locations represented 74% of total FTEs.
11	Covers all flights booked through our corporate travel partner in the calendar year. Uses the proprietary Cirium fuel-derived methodology Emerald Sky.

12 Percentage of paper graded as known and responsible sources by the Book Chain Project or certified to FSC or PEFC. Includes less than 0.1% of paper not yet graded or certified.

^ Independently assured. See Independent Assurance Statement.

RELX 2024 | Results 35

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £77bn/€92bn/$95bn.

The RELX 2024 Annual Report is expected to be available on the RELX website at www.relx.com from 20 February 2025. Copies of the RELX 2024 Annual Report are expected to be posted to shareholders of RELX PLC on or around 7 March 2025. Copies of the 2024 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom